UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of ZK International Group Co., Ltd.  on Form F-3 filed on April 15, 2019 (File No. 333-230860) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended March 31, 2021 and 2020
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months ended March 31, 2021 and 2020
99.3	Press Release – ZK International Group Co., Ltd. Announces Record Revenue of $42.17 Million, an Increase of 4.98% for the First Half of Fiscal Year 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board